Exhibit 99.16

Press Release

Monday, March 26, 2007

Annual and Special Meeting for Inter-Citic Minerals Inc.

March 26, 2007, Toronto, ON: Inter-Citic Minerals Inc. (ICI - TSX), a gold exploration and development company focused on the People’s Republic of China, is pleased to invite you to join us at the upcoming Annual and Special Meeting for Inter-Citic Minerals Inc.

Day: Thursday, April 12, 2007 at 4:30 pm

Place: The Quebec Room, The Royal York Hotel, 100 Front Street, Toronto, ON.

A copy of Inter-Citic’s 2006 Annual Report has been mailed and is available on the Company’s website: www.inter-citic.com.

On behalf of the Board,

“James J. Moore”

President & CEO

Inter-Citic Minerals Inc.

About Inter-Citic: Toronto-based Inter-Citic Minerals Inc. is a gold exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

VP Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227